Exhibit 99.1

Cenovus increases second quarter oil sands production by 42%

Operational and financial performance on track

•     Production from the Foster Creek and Christina Lake oil sands projects increased 42% in the second quarter of 2010 compared with the same period in 2009.

•     Cenovus’s established conventional oil and gas properties generated about $400 million of operating cash flow in excess of capital expenditures in the second quarter.

•     Second quarter cash flow remained strong and in line with company guidance, despite weaker realized natural gas prices and lower downstream operating cash flow.

•     The Board approved a 10 year business plan detailing how the company expects to achieve oil sands production of 300,000 barrels per day (bbls/d) by the end of 2019, a five-fold increase from current production.

•     An application was submitted to Alberta Environment and the Energy Resources Conservation Board (ERCB) for the Narrows Lake oil sands project. The ERCB approved a Grand Rapids pilot in the Greater Pelican Region.

“Our second quarter has delivered strong operational and financial results,” said Brian Ferguson, President & Chief Executive Officer of Cenovus. “We are on track to meet guidance targets we’ve established for production and cash flow for the year. We continue to take steps that are expected to lead to a doubling of the company’s net asset value within the next five years.

“We have top quality reservoirs, experienced and knowledgeable staff, a track record of being a low cost operator and a commitment to continuously advance our technologies and reduce our environmental impact,” Ferguson said. “These elements, combined with reliable cash flow from our conventional oil and gas assets and a solid dividend, are expected to deliver strong total shareholder return over the long term.”

Financial & Production Summary[1]

(for the period ended June 30) (C$ millions, except per share amounts)	2010 Q2	2009 Q2	% change	2010 6 months	2009 6 months	% change
Cash flow[2]	537	945	-43	1,258	1,686	-25
Per share diluted	0.71	1.26		1.67	2.25
Operating earnings[2]	142	512	-72	495	926	-47
Per share diluted	0.19	0.68		0.66	1.23
Capital investment	430	488	-12	923	1,140	-19
Production (before royalties)
Foster Creek (bbls/d)	51,010	34,729	47	51,067	31,658	61
Christina Lake (bbls/d)	7,716	6,530	18	7,569	6,582	15
Foster Creek & Christina Lake Total (bbls/d)	58,726	41,259	42	58,636	38,240	53
Other Oil and NGLs (bbls/d)	69,840	76,010	-8	70,915	77,434	-8
Natural gas (MMcf/d)	751	856	-12	762	861	-11

1 Effective Jan. 1, 2010, Cenovus changed its reporting currency to Canadian dollars and started presenting production volumes on a before royalties basis.

2 Cash flow and operating earnings are non-GAAP measures as defined in the Advisory. See also the Earnings Reconciliation Summary on page 9.

1

Calgary, Alberta (July 29, 2010) – Cenovus Energy Inc. (TSX, NYSE: CVE) continued to deliver strong production growth from its oil sands operations with a 42% production increase at Foster Creek and Christina Lake in the second quarter of 2010 compared with the same period last year. Operating performance exceeded the company’s expectations with production ahead of guidance and the company’s operating and capital expenditures below what was anticipated for half way through the year.

Cenovus’s conventional oil and natural gas properties remain a reliable source of cash flow with solid returns from modest capital expenditures. In the second quarter, these established assets delivered about $400 million of operating cash flow above the capital invested in them.

Overall cash flow for the second quarter was $537 million, in line with the company’s guidance although $408 million less compared with the same period last year. This 43% decrease was due to weaker realized natural gas prices, higher oil sands royalties and lower downstream operating cash flow.

Cenovus’s realized natural gas price in the second quarter of 2010 was $5.00 per thousand cubic feet (Mcf) compared with $8.13/Mcf in the second quarter of 2009. That resulted from a $182 million lower realized after-tax hedging gain in the second quarter of 2010 compared to the same period in 2009. Expected declines in natural gas production also had an impact on cash flow, as did higher royalty payments at Foster Creek due to the operation reaching payout in February. In the second quarter of 2010, Foster Creek royalties, net to Cenovus, were $45 million compared with $2 million in the same period of 2009.

Downstream operating cash flow was $202 million lower in the second quarter of 2010 compared with the same period of 2009. Approximately $180 million of that decrease is attributed to additional crude costs determined using first in, first out inventory valuation method. The refineries also experienced lower crude utilization in the second quarter of 2010 due to planned turnarounds and refinery optimization, which resulted in an estimated $25 million of reduced cash flow compared to the same period of 2009.

Cenovus is already one of the lowest cost oil sands producers and the company further improved in the second quarter of 2010 with non-fuel operating costs for Foster Creek and Christina Lake decreasing 14% to less than $9.00/bbl compared with the same period last year. The company’s focus on innovation is expected to reduce those costs even more over time as new technologies lead to improved efficiency and reduced expenses.

“Our focus at Cenovus is on developing the tremendous oil resource in our portfolio,” Ferguson said. “This was an exciting second quarter as we announced our 10 year business plan and set measurable goals to achieve it. We’re now taking action with regulatory applications for emerging projects, increased assessment drilling on undeveloped lands and efforts to advance timelines for expansions of existing oil operations. These steps are expected to help us achieve oil sands production of 300,000 barrels per day net to Cenovus by the end of 2019.”

Next major project submitted for regulatory approval

An application for Cenovus’s Narrows Lake project was submitted to the ERCB and Alberta Environment at the end of the second quarter. Narrows Lake is near the company’s Christina Lake operation, about 160 kilometres southeast of Fort McMurray. It is jointly owned with ConocoPhillips and is expected to be developed in two or three phases with a gross production capacity of 130,000 bbls/d and an anticipated project life of 30 years.

Page 2	Q2 2010

Narrows Lake is the first commercial oil sands project application that includes the potential to use solvent aided process (SAP) along with steam assisted gravity drainage (SAGD). SAP involves the injection into the reservoir of a solvent, such as butane, along with the steam. This process increases production, improves ultimate recovery potential and lowers operating costs by reducing the amount of steam needed for each barrel of oil produced. Less steam means less natural gas is needed, which results in fewer emissions per barrel of oil as well as reduced water and land use. If the approval process proceeds as anticipated, Narrows Lake could begin producing oil in 2016.

Plans to expand production in the Greater Pelican Region

Cenovus is taking steps to increase production from its 100% owned property in the Greater Pelican Region, about 300 kilometres north of Edmonton. The company is anticipating eventual production from three separate geological formations in the region.

The existing polymer flood operation is producing more than 23,000 bbls/d of oil from the Wabiskaw formation, which is at depths of between 300 and 400 metres. Cenovus expects to increase production from this formation to 35,000 bbls/d by 2014 with moderate capital investment for additional in-fill wells and expansion of the polymer flood.

Cenovus is evaluating the best method to access oil from the Grand Rapids formation, located above the Wabiskaw formation at depths of between 220 and 270 metres. During the second quarter, ERCB approval was received to proceed with a single well pair SAGD pilot in the Grand Rapids. The test is expected to begin by the end of 2010, pending approval from Alberta Environment. A regulatory application for a commercial SAGD operation is expected to be filed by the end of 2011. The Grand Rapids project has a potential production capacity of 180,000 bbls/d. If the test and regulatory process proceed as planned, the Grand Rapids project could begin production in 2017.

A third formation, the Grosmont, is located below the Grand Rapids and Wabiskaw at depths ranging from 300 to 600 metres below ground. The Grosmont is a carbonate formation and Cenovus is assessing which production method would best enable development of this large resource before initiating a pilot.

Assessment work moving ahead on undeveloped lands

Cenovus is following through with its plan to further assess the company’s undeveloped oil sands assets with a stratigraphic well drilling program of 400 to 500 wells in each of the next five years. These assessment wells will provide reservoir data to support the next phases of development at the current operations and contribute to the regulatory review process for emerging projects. So far in 2010, Cenovus has drilled more than 200 stratigraphic wells, including those on land jointly held with ConocoPhillips. About 40 more stratigraphic wells are planned for later this year. Continued assessment work will help move a greater percentage of Cenovus’s 137 billion barrels of total bitumen initially-in-place into the discovered sub-category. An independent assessment of the company’s oil sands assets during the second quarter showed 56 billion barrels of discovered bitumen initially-in-place at the end of 2009.

Page 3	Q2 2010

IMPORTANT NOTE: Effective Jan. 1, 2010, Cenovus changed its reporting currency to Canadian dollars and started presenting production volumes on a before royalties basis, to better reflect its business and to enhance comparability to its peers. All numbers are net to Cenovus unless otherwise stated. See the Advisory for a description of the non-GAAP measures and oil and gas definitions used in this news release.

Oil Sands Operations

(Before royalties) (Mbbls/d)	Daily Production
	2010			2009					2008
	YTD	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Foster Creek	51	51	51	38	47	40	35	29	26
Christina Lake	8	8	7	7	7	6	7	7	4
Total[1]	59	59	59	44	54	47	41	35	30

1 Totals may not add due to rounding.

Foster Creek and Christina Lake

Cenovus’s oil sands properties in northern Alberta represent the company’s most significant opportunity for substantial near term growth. Cenovus’s producing oil sands projects, Foster Creek and Christina Lake, use specialized methods, such as SAGD, to drill and pump the oil to the surface. The projects are operated by Cenovus and jointly owned with ConocoPhillips. Cenovus continues to advance technologies in its oil sands operations that reduce the amount of water, natural gas and electricity used and minimize land disturbance.

Production

•     Foster Creek produced more than 51,000 bbls/d in the second quarter of 2010, up from nearly 35,000 bbls/d during the same period last year – a 47% increase. The production growth is mainly attributed to the continued ramp up of phases D and E, which began production late in the first quarter of 2009, combined with increased production from wedge wells and well optimization. About 14% of current production at Foster Creek comes from wedge wells. These horizontal wells are drilled between existing SAGD well pairs. They reach oil that would have otherwise been stranded, which improves recovery rates by about 10% with minimal or no additional steam required. Thirteen new wedge wells are planned for Foster Creek in the second half of 2010, in addition to the 36 drilled to date, of which 31 are producing. One wedge well is now operating at Christina Lake and two more are planned for 2010.

•     Production at Christina Lake increased by 18% to nearly 8,000 bbls/d in the second quarter compared with the same period in 2009. This is primarily a result of the ramp up of production from the phase B expansion in addition to well and operations optimization.

Expansions

•     Construction is progressing as planned on Christina Lake phases C and D, which will each add 40,000 bbls/d of gross production capacity.

•     The regulatory process is underway for Christina Lake phases E, F and G with approval anticipated in 2011.

Page 4	Q2 2010

•     Phases F, G and H at Foster Creek continue to move through the regulatory process and approval is anticipated later this year.

•     The next expansions at Foster Creek (phase F) and Christina Lake (phase E) are expected to proceed by as much as a year earlier than initially planned pending timely regulatory and partner approvals. First production at both phases is now anticipated in 2014.

Costs

•     Operating costs at Foster Creek and Christina Lake averaged $11.17/bbl in the second quarter of 2010, an 8% decline from $12.11/bbl in the second quarter of 2009, mainly due to higher production volumes and lower workovers, repairs and maintenance.

•     Non-fuel operating costs for Foster Creek and Christina Lake were $8.98/bbl in the second quarter of 2010 compared with $10.48/bbl in the second quarter of 2009, a 14% decrease.

•     As a result of Foster Creek reaching payout for royalty purposes in February, its average royalty rate increased to 19% in the second quarter of 2010 compared with 1.5% in the second quarter of 2009. This meant that second quarter royalties, net to Cenovus, were $45 million in 2010 compared with $2 million in 2009.

•     Cenovus continues to achieve one of the best steam to oil ratios (SOR) in the industry with a combined SOR of less than 2.3 at Christina Lake and Foster Creek in the second quarter. This means 2.3 barrels of steam are needed for every barrel of oil produced. A lower SOR means less natural gas is burned to create the steam, which results in fewer emissions, lower water usage and reduced costs.

Future Projects

•     A joint regulatory application for the Narrows Lake project, co-owned with ConocoPhillips, was filed with the ERCB and Alberta Environment at the end of the second quarter. The application is the first to include the option of using a combination of SAGD and SAP for oil production. Narrows Lake is expected to have gross production capacity of 130,000 bbls/d. The target date for first production is 2016.

•     Cenovus received ERCB approval in June for a pilot to determine whether the Grand Rapids formation can be commercially produced using SAGD. This pilot falls under the company’s existing Pelican Lake operating license and is 100% owned by Cenovus. The company anticipates Alberta Environment approval of the pilot this summer.

•     Additional information is being collected to support the regulatory application that was previously filed for the Telephone Lake project in the Borealis Region.

Downstream

Cenovus’s downstream operations include the Wood River refinery in Illinois and the Borger refinery in Texas, which are jointly owned with the operator, ConocoPhillips. In addition to the 25,000 bbls/d gross coking capacity at Borger, 65,000 bbls/d gross coking capacity is being added at Wood River with the coker and refinery expansion (CORE) project to increase the total gross coking capacity at Wood River to 83,000 bbls/d. The CORE project was about 82% complete at the end of the second quarter and the total cost is expected to be within 10% of the US$3.6 billion budget (US$1.8 billion net to Cenovus). The project remains on track for a mid-2011 start up. It is anticipated this project will improve operating cash flow at Wood River by about US$200 million a year (net to Cenovus). With completion of the CORE project, Cenovus’s two refineries will have an increased ability to process a variety of crude feedstocks and produce a larger percentage of high value clean products. These refineries will have a combined capacity to process as much as 275,000 bbls/d of heavy crude oil.

Page 5	Q2 2010

•                In the second quarter of 2010, the two refineries produced 398,000 bbls/d of refined products, down about 7% compared with the second quarter of 2009.

•                Refinery crude utilization averaged 84% or 379,000 bbls/d of crude throughput, about 6% lower than in the same period a year ago, due to scheduled turnaround activity and refinery optimization.

•                Operating cash flow for downstream operations in the second quarter of 2010 was a deficiency of $24 million, which was $202 million lower than the second quarter of 2009 mainly due to higher purchased product costs for crude oil using first in, first out inventory valuation method, as well as lower crude utilization.

•                The Keystone pipeline began deliveries from Alberta to Illinois at the end of the second quarter, allowing the Wood River refinery to source significant additional volumes of Canadian heavy crude oil.

Conventional Oil, Natural Gas Liquids (NGLs) and Natural Gas

	Daily Production
(Before royalties)	2010			2009					2008
	YTD	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Conventional Oil & NGLs[1] (Mbbls/d)	71	70	72	77	75	80	76	79	82
Natural Gas (MMcf/d)	762	751	775	837	797	830	856	866	954

1 Includes production from Cenovus’s Senlac asset, sold in the fourth quarter of 2009, and other non-core assets, sold in the second quarter of 2010.

Cenovus has a large base of conventional oil and natural gas properties across Alberta and Saskatchewan. The oil operations include Pelican Lake (Wabiskaw formation) and Weyburn as well as production in southern Alberta and Saskatchewan. Cenovus’s natural gas properties in Alberta are established, reliable fields with efficient operations. The conventional assets are an important component of the company’s financial foundation, generating operating cash flow well in excess of their ongoing capital investment requirements. The natural gas business also acts as a hedge against price fluctuations, because natural gas fuels the company’s oil sands and refining operations.

•                Conventional oil production was about 70,000 bbls/d in the second quarter of 2010, in line with the company’s guidance. This was an 8% decrease compared with the same period last year, primarily as a result of expected natural declines and the sale of some properties, partially offset by new production in southern Alberta and southwestern Saskatchewan.

•                The Lower Shaunavon oil asset in Saskatchewan is an early stage development opportunity for Cenovus. Production averaged about 460 bbls/d from nine wells during the second quarter, which was lower than expected due to weather related production restrictions. The company has commenced an additional 21 well drilling program in this area.

•                The company has close to 200 prospective sections in the Bakken region of southern Saskatchewan. Development is in the early stages and Cenovus is currently evaluating the performance of a number of horizontal wells and expects to make decisions about drilling plans in the next few months.

Page 6	Q2 2010

•                Operating costs for Cenovus’s conventional oil and liquids operations increased 30% to $12.80/bbl in the second quarter of 2010 compared with the same period last year, mainly due to a higher level of workover, repair and maintenance activity deferred from 2009 due to the economic uncertainty last year, increased chemical usage, higher electricity rates, as well as lower oil production. These operating costs remain within the company’s guidance range.

•                Natural gas production was in line with guidance at 751 MMcf/d, a 12% decrease in the second quarter of 2010 compared with the same period in 2009. This is due to expected natural declines, weather delays and decreased production as Cenovus chose to postpone some drilling and tie-in work in 2009 in response to lower prices.

•                Cenovus plans to manage declines in natural gas production, targeting a long term production level of between 400 and 500 MMcf/d to match our anticipated internal usage.

Financial

Dividend

The Cenovus Board of Directors declared a third quarter dividend of $0.20 per share, payable on September 30, 2010, to common shareholders of record as of September 15, 2010. Based on the July 28, 2010, closing share price on the Toronto Stock Exchange of $29.97, this represents an annualized yield of about 2.7%. Declaration of dividends is at the sole discretion of the Board. Earlier this year, the Board approved a dividend reinvestment plan, which was made available to shareholders for the second quarter 2010 dividend. More information is available at www.cenovus.com.

Hedging Strategy

The risk management strategy helps Cenovus to achieve more predictability around cash flow and safeguard its capital program. The strategy allows Cenovus to hedge up to 75% of the next year’s expected natural gas production, net of internal fuel use, and up to 50% and 25%, respectively, in the following two years. The strategy allows for fixed price hedges of as much as 50% of net liquids production in the next year and 25% of net liquids production for each of the following two years.

Cenovus’s hedging position at June 30, 2010, comprises:

•                444 MMcf/d, or approximately 68% of expected 2010 net gas production, hedged at an average NYMEX price of US$6.12/Mcf

•                29,100 bbls/d, or approximately 23% of expected 2010 oil production, hedged at an average WTI price of US$78.91/bbl and an additional 5,000 bbls/d, or approximately 4% of expected 2010 oil production, hedged at an average WTI price of C$89.65/bbl

•                5,000 bbls/d of 2011 oil production hedged at an average WTI price of US$90.98/bbl and an additional 6,000 bbls/d hedged at an average WTI price of C$92.77/bbl

•                351 MMcf/d of natural gas hedged for 2011 at an average NYMEX price of US$5.82/Mcf

•                60 MMcf/d of natural gas hedged for 2012 at an average NYMEX price of US$6.49/Mcf

Cenovus’s realized after-tax hedging gains for the second quarter of 2010 were $64 million, down from $250 million in the second quarter of 2009, due to weaker 2010 natural gas average hedge prices.

In addition to financial hedges, Cenovus benefits from a natural hedge with its gas production. About 100 MMcf/d of natural gas is consumed at the company’s SAGD and refinery operations, which is offset by the natural gas Cenovus produces. This natural hedge is considered when determining the company’s financial hedging limits.

Page 7	Q2 2010

Financial Highlights

•                Cash flow for the second quarter of 2010 was $537 million, down 43% from the same period in 2009, largely due to lower realized hedging gains and decreased downstream operating cash flow.

•                Free cash flow was $107 million for the second quarter of 2010, $350 million lower than in the second quarter of 2009.

•                Operating earnings were $142 million, or $0.19 per share, down 72% from the same period a year ago, reflecting the effects of decreased realized hedging gains and lower natural gas production, as well as increased crude oil purchased product costs, turnarounds and optimizations at the refineries. Cenovus’s management views operating earnings, a non-GAAP measure defined in the Advisory, as a better measure of performance than net earnings because non-operating unrealized gains and losses are removed from operating earnings.

•                Cenovus’s net earnings in the second quarter were $172 million, slightly higher than the same quarter in 2009. Net earnings were impacted by an unrealized mark-to-market after-tax gain of $16 million, compared with an after-tax loss of $214 million in the second quarter of 2009, and an unrealized after-tax foreign exchange gain of $14 million, compared with an after-tax loss of $138 million in the second quarter of last year.

•                Cenovus received an average realized price, including hedging, of $59.11/bbl for its oil, almost the same price as during the second quarter of last year. The average realized price, including hedging, for natural gas was $5.00/Mcf, 38% less than the second quarter of 2009, which had substantially higher hedging gains.

•                Capital investment during the quarter was $430 million, a decrease of 12% compared with the second quarter of 2009, primarily due to poor weather that restricted access to Cenovus’s lands in southern Alberta and reduced downstream capital spending related to the CORE project. The downstream decrease was partially offset by increased spending on the Christina Lake expansion.

•                Cenovus sold assets for proceeds of $72 million in the second quarter for a year-to-date divestiture total of $144 million. The company maintains a royalty interest in some of those properties. In addition, Cenovus recently signed a purchase and sale agreement providing for the disposition of certain non-core assets in southeastern Alberta and southwestern Saskatchewan that are currently producing approximately 37 MMcf/d of natural gas, for proceeds of $165 million before any closing adjustments. The transaction is subject to normal closing conditions and regulatory approvals and is expected to be completed in the third quarter of this year. Several other asset packages are currently being marketed and the company continues to assess its portfolio and may consider selling other non-core assets if market conditions are favourable. Small acquisitions of property were made in the second quarter to add to the company’s Narrows Lake and Wainwright oil assets.

•                In June, 2010, Cenovus filed a Canadian base shelf prospectus for unsecured medium term notes in the amount of $1.5 billion. A U.S. base shelf prospectus for unsecured notes in the amount of US$1.5 billion was filed in July. Each prospectus allows for the issuance, dependent on market conditions, of debt securities from time to time over a 25 month period.

•                Cenovus targets a debt to capitalization ratio of between 30% and 40% and a debt to adjusted EBITDA ratio of between 1.0 and 2.0 times. At June 30, 2010, the company’s debt to capitalization ratio was 28% and debt to adjusted EBITDA, on a trailing 12 month basis, was 1.2 times. Both debt to capitalization and debt to adjusted EBITDA are non-GAAP measures as defined in the Advisory.

Page 8	Q2 2010

Earnings Reconciliation Summary
(for the period ended June 30) ($ millions, except per share amounts)	2010 Q2	2009 Q2	6 months 2010	6 months 2009
Net earnings Add back (losses) & deduct gains:	172	160	697	675
Unrealized mark-to-market hedging gain (loss), after-tax	16	-214	186	-150
Non-operating foreign exchange gain (loss), after-tax	14	-138	16	-101
Operating earnings[1]	142	512	495	926
Per share diluted	0.19	0.68	0.66	1.23

1Operating earnings is a non-GAAP measure as defined in the Advisory.

Conference Call Today

9:00 a.m. Mountain Time (11:00 a.m. Eastern Time)

Cenovus will host a conference call today, July 29, 2010, starting at 9:00 a.m. MT (11:00 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 2:00 p.m. MT on July 29, 2010, until midnight August 5, 2010, by dialing 800-642-1687 or 416-849-0833 and entering conference passcode 81235259. A live audio webcast of the conference call will also be available via www.cenovus.com. The webcast will be archived for approximately 90 days.

ADVISORY

NON-GAAP MEASURES

This news release contains references to non-GAAP measures as follows:

•                Operating cash flow is defined as net revenues, less production and mineral taxes, transportation and selling, operating and purchased product expenses and is used to provide a consistent measure of the cash generating performance of our assets and improves the comparability of our underlying financial performance between periods.

•                Cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital from continuing operations, both of which are defined on the Consolidated Statement of Cash Flows, in Cenovus’s interim consolidated financial statements.

•                Operating earnings show net earnings excluding non-operating items such as the after-tax impacts of a gain/loss on discontinuance, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, the after-tax foreign exchange gain/loss on settlement of intercompany transactions, future income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only and the effect of changes in statutory income tax rates. Management views operating earnings as a better measure of performance than net earnings because the excluded items reduce the comparability of the company’s underlying financial performance between periods.

Page 9	Q2 2010

The majority of the U.S. dollar debt issued from Canada has maturity dates in excess of five years.

•                Free cash flow is defined as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

•                Debt to capitalization and debt to adjusted EBITDA are two ratios that management uses to steward the company’s overall debt position as measures of the company’s overall financial strength. Capitalization is a measure defined as debt plus shareholders’ equity. Adjusted EBITDA is defined as net earnings from continuing operations before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization. Debt is defined as the current and long term portions of long term debt.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Cenovus’s liquidity and its ability to generate funds to finance its operations. For further information, refer to Cenovus’s most recent Management’s Discussion and Analysis (MD&A) available at www.cenovus.com.

OIL AND GAS INFORMATION

The following estimates were prepared effective December 31, 2009 by McDaniel & Associates Consultants Ltd., an independent qualified reserves evaluator (IQRE) and are based on definitions contained in the Canadian Oil and Gas Evaluation Handbook (COGEH). For further discussion regarding our economic contingent resources and our total bitumen initially-in-place and all subcategories thereof, see our April 22, 2010, news release and our June 16, 2010, news release, respectively, available at www.cenovus.com. Actual resources may be greater than or less than the estimates provided. All quantities expressed are best estimate. Total Bitumen Initially-In-Place (BIIP) (137 Bbbls) (equivalent to “total resources”) is that quantity of bitumen that is estimated to exist originally in naturally occurring accumulations.  It includes that quantity of bitumen that is estimated, as of a given date, to be contained in known accumulations, prior to production, plus those estimated quantities in accumulations yet to be discovered. BIIP estimates include unrecoverable volumes and are not an estimate of the volume of the substances that will ultimately be recovered. Discovered Bitumen Initially-In-Place (56 Bbbls) (equivalent to “discovered resources”) is that quantity of bitumen that is estimated, as of a given date, to be contained in known accumulations prior to production.  The recoverable portion of discovered bitumen initially-in-place includes production, reserves, and contingent resources; the remainder is categorized as unrecoverable. There is no certainty that it will be commercially viable to produce any portion of the estimate. Undiscovered Bitumen Initially-In-Place (82 Bbbls) (equivalent to “undiscovered resources”) is that quantity of bitumen that is estimated, on a given date, to be contained in accumulations yet to be discovered.  The recoverable portion of undiscovered bitumen initially-in-place is referred to as “prospective resources,” the remainder as “unrecoverable”. There is no certainty that any portion of the estimate will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Contingent resources are quantities of bitumen estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies.

Page 10	Q2 2010

For Cenovus, the contingencies which must be overcome to enable the classification of bitumen contingent resources as reserves include regulatory application submission with no major issues raised, access to markets and intent to proceed by the operator and partners as evidenced by major capital expenditures planned within five years. Economic contingent resources (5.4 Bbbls) are those contingent resources that are currently economically recoverable based on specific forecasts of commodity prices and costs. The IQRE used the same commodity price assumptions that were used for the 2009 reserves evaluation, which were determined in accordance with U.S. Securities and Exchange Commission requirements. The estimate of economic contingent resources has not been adjusted for risk based on the chance of development. There is no certainty that it will be commercially viable to produce any portion of the resources.  Prospective resources (12.6 Bbbls) are those quantities of bitumen estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects.  Prospective resources have both an associated chance of discovery and a chance of development.  Prospective resources are further subdivided in accordance with the level of certainty associated with recoverable estimates assuming their discovery and development and may be subclassified based on project maturity. Unrecoverable (49 Bbbls discovered; 69 Bbbls undiscovered) is that portion of discovered or undiscovered BIIP quantities which is estimated, as of a given date, not to be recoverable by future development projects.  A portion of these quantities may become recoverable in the future as commercial circumstances change or technological developments occur; the remaining portion may never be recovered due to the physical/chemical constraints represented by subsurface interaction of fluids and reservoir rocks. Best estimate, when used in reference to contingent resources, is considered to be the best estimate of the quantity of resources that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. Those resources that fall within the best estimate have a 50% confidence level that the actual quantities recovered will equal or exceed the estimate. The term “best estimate”, when used in reference to an “in-place” estimate, is not defined in COGEH; however, it was determined by the IQRE to the same 50% confidence level as was applied to previously disclosed estimates of 2P reserves and best estimate economic contingent resources.

FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking statements and information about our current expectations, estimates and projections about the future, based on certain assumptions made by the Company in light of its experience and perception of historical trends. Although we believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking statements and information are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “objective”, “could”, “focus”, “vision”, “goal”, “proposed”, “scheduled”, “outlook” or similar expressions suggesting future outcomes or statements regarding an outlook, including statements about our strategy, our projected future value or net asset value, operating and financial results, schedules, land positions, production, including, without limitation, the stability or growth thereof, reserves and resources, material properties, uses and development of our technology, risk mitigation efforts, commodity prices, shareholder value, cash flow, funding alternatives, costs and expected impact of future commitments in respect of our ongoing operations generally and with respect to certain properties and interests held by Cenovus. Readers are cautioned not to place undue reliance on forward-looking statements and information as our actual results may differ materially from those expressed or implied.

Page 11	Q2 2010

Our forward-looking information respecting anticipated 2010 cash flow and operating cash flow is based on the following assumptions: achieving average 2010 production of approximately 120,200 bbls/d to 129,700 bbls/d of crude oil and liquids and 740 MMcf/d to 760 MMcf/d of natural gas; average commodity prices for 2010 of a WTI price of US$65 per bbl to US$85 per bbl and a WCS price of US$54 per bbl to US$71 per bbl for oil, a NYMEX price of US$5.50 per Mcf to US$6.15 per Mcf and AECO price of $5.15 per GJ to $5.70 per GJ for natural gas; an average U.S./Canadian dollar foreign exchange rate of $0.85 to $0.96 US$/CDN$; an average Chicago 3-2-1 crack spread for 2010 of US$7.50 per bbl to US$9.50 per bbl for refining margins; and an average number of outstanding shares of approximately 752 million.

Forward-looking statements involve a number of assumptions, risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The risk factors and uncertainties that could cause actual results to differ materially, and the factors or assumptions on which the forward-looking information is based, include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions inherent in our current guidance; our projected capital investment levels, the flexibility of capital spending plans and the associated source of funding; the effect of our risk management program, including the impact of derivative financial instruments and our access to various sources of capital; accuracy of cost estimates; fluctuations in commodity, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; success of hedging strategies; maintaining a desirable debt to cash flow ratio; accuracy of our reserves, resources and future production estimates; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; our ability to replace and expand oil and gas reserves; the ability of us and ConocoPhillips to maintain our relationship and to successfully manage and operate the North American integrated heavy oil business and to obtain necessary regulatory approvals; the successful and timely implementation of capital projects; reliability of our assets; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology and its application to our business; our ability to generate sufficient cash flow from operations to meet our current and future obligations; our ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; our ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or the interpretations of such laws or regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on us, our financial results and our consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats, hostilities, civil insurrection and instability affecting countries in which we operate; risks associated with existing and potential future lawsuits and regulatory actions made against us; our financing plans and initiatives; the expected impacts of the plan of arrangement with Encana Corporation (“Arrangement”) on our employees, operations, suppliers, business partners and stakeholders and our ability to realize the expected benefits of the Arrangement; our ability to obtain financing in the future on a stand alone basis; the historical financial information pertaining to our assets as operated by Encana Corporation prior to November 30, 2009 may not be representative of our results as an independent entity; our limited operating history as a separate entity and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

Page 12	Q2 2010

Readers are cautioned that the foregoing list is not exhaustive.

Many of these risk factors are discussed in further detail in our Annual Information Form/Form 40-F and our annual and interim MD&A as filed with Canadian securities regulatory authorities at www.sedar.com and the U.S. Securities and Exchange Commission at www.sec.gov, and available at www.cenovus.com.

The forward-looking statements and information contained in this document, including the assumptions, risks and uncertainties underlying such statements, are made as of the date of this document and, except as required by law, we do not undertake any obligation to update publicly or to revise any of such information, whether as a result of new information, future events or otherwise. The forward-looking statements and information contained in this document are expressly qualified by this cautionary statement.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian, integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $26 billion. For more information, visit www.cenovus.com.

Cenovus Contacts
Investors:	Media:
Susan Grey	Rhona DelFrari
Director, Investor Relations	Manager, Media Relations
403-766-4751	403-766-4740

James Fann
Analyst, Investor Relations
403-766-6700

Page 13	Q2 2010

CONSOLIDATED STATEMENT OF EARNINGS AND COMPREHENSIVE INCOME (unaudited)

For the period ended June 30,		Three Months Ended		Six Months Ended
(C$ millions, except per share amounts)		2010	2009	2010	2009

Gross Revenues	(Note 1)	3,318	2,871	6,920	5,607
Less: Royalties		123	53	234	96
Net Revenues		3,195	2,818	6,686	5,511
Expenses	(Note 1)
Production and mineral taxes		6	13	18	26
Transportation and selling		291	184	582	350
Operating		322	320	670	684
Purchased product		1,888	1,425	3,653	2,561
Depreciation, depletion and amortization		325	382	649	762
General and administrative		59	52	111	93
Interest, net	(Note 7)	66	57	131	102
Accretion of asset retirement obligation	(Note 13)	18	12	40	23
Foreign exchange (gain) loss, net	(Note 8)	28	143	1	91
Other (income) loss, net		9	-	8	-
		3,012	2,588	5,863	4,692
Earnings Before Income Tax		183	230	823	819
Income tax expense	(Note 9)	11	70	126	144
Net Earnings		172	160	697	675
Other Comprehensive Income, Net of Tax
Foreign Currency Translation Adjustment		129	(104)	41	(17)
Comprehensive Income		301	56	738	658

Net Earnings per Common Share	(Note 18)
Basic		0.23	0.21	0.93	0.90
Diluted		0.23	0.21	0.93	0.90

See accompanying Notes to Interim Consolidated Financial Statements (unaudited).

Second quarter report
Cenovus Energy Inc.	14	for the period ended June 30, 2010

CONSOLIDATED BALANCE SHEET (unaudited)

As at (C$ millions)		June 30, 2010	December 31, 2009

Assets
Current Assets
Cash and cash equivalents		409	155
Accounts receivable and accrued revenues		1,063	978
Income tax receivable		34	40
Current portion of Partnership Contribution Receivable	(Note 11)	359	345
Risk management	(Note 17)	196	60
Inventories	(Note 10)	809	875
		2,870	2,453
Property, Plant and Equipment, net	(Note 1)	15,469	15,214
Partnership Contribution Receivable	(Note 11)	2,475	2,621
Risk Management	(Note 17)	62	1
Other Assets		427	320
Goodwill	(Note 1)	1,146	1,146
		22,449	21,755

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		1,547	1,574
Income tax payable		64	-
Current portion of Partnership Contribution Payable	(Note 11)	355	340
Risk management	(Note 17)	8	70
		1,974	1,984
Long-Term Debt	(Note 12)	3,821	3,656
Partnership Contribution Payable	(Note 11)	2,506	2,650
Risk Management	(Note 17)	4	4
Asset Retirement Obligation	(Note 13)	1,175	1,147
Other Liabilities		353	239
Future Income Taxes		2,561	2,467
		12,394	12,147
Shareholders’ Equity		10,055	9,608
		22,449	21,755

See accompanying Notes to Interim Consolidated Financial Statements (unaudited).

Second quarter report
Cenovus Energy Inc.	15	for the period ended June 30, 2010

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (unaudited)

(C$ millions)	Share Capital (Note 14)	Paid in Surplus	Retained Earnings	AOCI*	Owner’s Net Investment (Note 14)	Total

Balance as of December 31, 2008	-	-	-	224	9,264	9,488
Net earnings	-	-	-	-	675	675
Net distribution to owner	-	-	-	-	(322)	(322)
Other comprehensive income (loss)	-	-	-	(17)	-	(17)
Balance as of June 30, 2009	-	-	-	207	9,617	9,824

Balance as of December 31, 2009	3,681	5,896	45	(14)	-	9,608
Net earnings	-	-	697	-	-	697
Common shares issued under option plans	9	-	-	-	-	9
Dividends on common shares	-	-	(300)	-	-	(300)
Other comprehensive income (loss)	-	-	-	41	-	41
Balance as of June 30, 2010	3,690	5,896	442	27	-	10,055

*Accumulated Other Comprehensive Income

See accompanying Notes to Interim Consolidated Financial Statements (unaudited).

Second quarter report
Cenovus Energy Inc.	16	for the period ended June 30, 2010

CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

		Three Months Ended		Six Months Ended
For the period ended June 30, (C$ millions)		2010	2009	2010	2009

Operating Activities
Net earnings		172	160	697	675
Depreciation, depletion and amortization		325	382	649	762
Future income taxes	(Note 9)	(4)	(81)	96	(105)
Unrealized (gain) loss on risk management	(Note 17)	(22)	297	(259)	211
Unrealized foreign exchange (gain) loss	(Note 8)	31	160	(1)	107
Accretion of asset retirement obligation	(Note 13)	18	12	40	23
Other		17	15	36	13
Net change in other assets and liabilities		(13)	(6)	(28)	(9)
Net change in non-cash working capital		(53)	(146)	61	(202)
Cash From Operating Activities		471	793	1,291	1,475

Investing Activities
Capital expenditures	(Note 1)	(477)	(489)	(970)	(1,141)
Proceeds from divestitures	(Note 6)	72	3	144	3
Net change in investments and other		-	13	2	14
Net change in non-cash working capital		(63)	(59)	(16)	(126)
Cash (Used in) Investing Activities		(468)	(532)	(840)	(1,250)

Net Cash Provided (Used) before Financing Activities		3	261	451	225

Financing Activities
Net issuance (repayment) of revolving long-term debt		164	(403)	106	(163)
Net financing transactions with Encana		-	(193)	-	(322)
Issuance of long-term debt		-	204	-	204
Issuance of common shares		2	-	7	-
Dividends on common shares		(150)	-	(300)	-
Cash From (Used in) Financing Activities		16	(392)	(187)	(281)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(7)	(3)	(10)	(5)
Increase (Decrease) in Cash and Cash Equivalents		12	(134)	254	(61)
Cash and Cash Equivalents, Beginning of Period		397	261	155	188
Cash and Cash Equivalents, End of Period		409	127	409	127

See accompanying Notes to Interim Consolidated Financial Statements (unaudited).

Second quarter report
Cenovus Energy Inc.	17	for the period ended June 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended June 30, 2010

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. (“Cenovus” or the “Company”) is in the business of the development, production and marketing of crude oil, natural gas and natural gas liquids (“NGLs”) in Canada with refining operations in the United States.

The Company is headquartered in Calgary, Alberta and its common shares are listed on the Toronto and New York stock exchanges.  Information on the Company’s background and the basis of presentation for these financial statements are found in Note 2.

Cenovus is organized into two operating divisions:

•

Integrated Oil Division, which includes all of the assets within the upstream and downstream integrated oil business with the Company’s joint venture partner, as well as other oil sands interests and the Athabasca natural gas assets. The Integrated Oil Division has assets in both Canada and the U.S. including two major oil sands projects: (i) Foster Creek; and (ii) Christina Lake; as well as two refineries: (i) Wood River; and (ii) Borger.

•

Canadian Plains Division, which contains established crude oil and natural gas development assets in Alberta and Saskatchewan and includes two major properties: (i) Weyburn; and (ii) Pelican Lake; as well as the Southern Alberta oil and gas properties. The division also markets Cenovus’s crude oil and natural gas, as well as third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

For financial statement reporting purposes, the Company’s operating and reportable segments are:

•

Upstream Canada, which includes Cenovus’s development and production of crude oil, natural gas and natural gas liquids (“NGLs”), and other related activities in Canada. This includes the Foster Creek and Christina Lake operations which are jointly owned with ConocoPhillips, an unrelated U.S. public company, and operated by Cenovus, as well as several other emerging projects.

•

Downstream Refining, which is focused on the refining of crude oil into petroleum and chemical products at two refineries located in the United States. The refineries are jointly owned with ConocoPhillips and operated by ConocoPhillips.

•

Corporate and Eliminations, which primarily includes unrealized gains or losses recorded on derivative financial instruments as well as other Cenovus-wide costs for general and administrative and financing activities. As financial instruments are settled, realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues and purchased product between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventory.

The tabular financial information which follows presents the segmented information first by segment and geographic location, then by product and operating division.  Capital expenditures and goodwill information are summarized at the end of the note.

Second quarter report
Cenovus Energy Inc.	18	for the period ended June 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended June 30, 2010

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Results of Operations

Segment and Geographic Information (For the three months ended June 30)

	Upstream Canada		Downstream Refining
(C$ millions)	2010	2009	2010	2009

Gross Revenues	1,726	1,661	1,610	1,526
Less: Royalties	123	53	-	-
Net Revenues	1,603	1,608	1,610	1,526
Expenses
Production and mineral taxes	6	13	-	-
Transportation and selling	291	184	-	-
Operating	215	188	110	129
Purchased product	402	228	1,524	1,219
Operating Cash Flow	689	995	(24)	178
Depreciation, depletion and amortization	264	316	49	54
Segment Income (Loss)	425	679	(73)	124

	Corporate and Eliminations		Consolidated
(C$ millions)	2010	2009	2010	2009

Gross Revenues	(18)	(316)	3,318	2,871
Less: Royalties	-	-	123	53
Net Revenues	(18)	(316)	3,195	2,818
Expenses
Production and mineral taxes	-	-	6	13
Transportation and selling	-	-	291	184
Operating	(3)	3	322	320
Purchased product	(38)	(22)	1,888	1,425
	23	(297)	688	876
Depreciation, depletion and amortization	12	12	325	382
Segment Income (Loss)	11	(309)	363	494
General and administrative	59	52	59	52
Interest, net	66	57	66	57
Accretion of asset retirement obligation	18	12	18	12
Foreign exchange (gain) loss, net	28	143	28	143
Other (income) loss, net	9	-	9	-
	180	264	180	264
Earnings Before Income Tax			183	230
Income tax expense			11	70
Net Earnings			172	160

Second quarter report
Cenovus Energy Inc.	19	for the period ended June 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended June 30, 2010

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Upstream Canada Product and Divisional Information

(For the three months ended June 30)

			Crude Oil & NGLs
	Integrated Oil		Canadian Plains		Total
(C$ millions)	2010	2009	2010	2009	2010	2009
Gross Revenues	507	325	452	445	959	770
Less: Royalties	46	2	72	48	118	50
Net Revenues	461	323	380	397	841	720
Expenses
Production and mineral taxes	-	-	8	7	8	7
Transportation and selling	224	116	56	51	280	167
Operating	61	45	82	64	143	109
Purchased product	-	-	-	-	-	-
Operating Cash Flow	176	162	234	275	410	437

			Natural Gas
	Integrated Oil		Canadian Plains		Total
(C$ millions)	2010	2009	2010	2009	2010	2009
Gross Revenues	23	79	323	558	346	637
Less: Royalties	2	(4)	3	3	5	(1)
Net Revenues	21	83	320	555	341	638
Expenses
Production and mineral taxes	-	-	(2)	6	(2)	6
Transportation and selling	1	-	10	12	11	12
Operating	4	5	60	60	64	65
Purchased product	-	-	-	-	-	-
Operating Cash Flow	16	78	252	477	268	555

			Other
	Integrated Oil		Canadian Plains		Total
(C$ millions)	2010	2009	2010	2009	2010	2009
Gross Revenues	6	18	415	236	421	254
Less: Royalties	-	4	-	-	-	4
Net Revenues	6	14	415	236	421	250
Expenses
Production and mineral taxes	-	-	-	-	-	-
Transportation and selling	-	5	-	-	-	5
Operating	1	8	7	6	8	14
Purchased product	-	-	402	228	402	228
Operating Cash Flow	5	1	6	2	11	3

			Total Upstream
	Integrated Oil		Canadian Plains		Total
(C$ millions)	2010	2009	2010	2009	2010	2009
Gross Revenues	536	422	1,190	1,239	1,726	1,661
Less: Royalties	48	2	75	51	123	53
Net Revenues	488	420	1,115	1,188	1,603	1,608
Expenses
Production and mineral taxes	-	-	6	13	6	13
Transportation and selling	225	121	66	63	291	184
Operating	66	58	149	130	215	188
Purchased product	-	-	402	228	402	228
Operating Cash Flow	197	241	492	754	689	995

Second quarter report
Cenovus Energy Inc.	20	for the period ended June 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended June 30, 2010

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Results of Operations

Segment and Geographic Information (For the six months ended June 30)

	Upstream Canada		Downstream Refining
(C$ millions)	2010	2009	2010	2009

Gross Revenues	3,593	3,154	3,128	2,680
Less: Royalties	234	96	-	-
Net Revenues	3,359	3,058	3,128	2,680
Expenses
Production and mineral taxes	18	26	-	-
Transportation and selling	582	350	-	-
Operating	420	386	249	276
Purchased product	806	446	2,909	2,153
Operating Cash Flow	1,533	1,850	(30)	251
Depreciation, depletion and amortization	529	620	100	117
Segment Income (Loss)	1,004	1,230	(130)	134

As at (C$ millions)	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
Property, Plant & Equipment	10,014	10,109	5,342	4,989
Goodwill	1,146	1,146	-	-
Total Assets	14,980	15,218	6,558	6,107

	Corporate and Eliminations		Consolidated
(C$ millions)	2010	2009	2010	2009

Gross Revenues	199	(227)	6,920	5,607
Less: Royalties	-	-	234	96
Net Revenues	199	(227)	6,686	5,511
Expenses
Production and mineral taxes	-	-	18	26
Transportation and selling	-	-	582	350
Operating	1	22	670	684
Purchased product	(62)	(38)	3,653	2,561
	260	(211)	1,763	1,890
Depreciation, depletion and amortization	20	25	649	762
Segment Income (Loss)	240	(236)	1,114	1,128
General and administrative	111	93	111	93
Interest, net	131	102	131	102
Accretion of asset retirement obligation	40	23	40	23
Foreign exchange (gain) loss, net	1	91	1	91
Other (income) loss, net	8	-	8	-
	291	309	291	309
Earnings Before Income Tax			823	819
Income tax expense			126	144
Net Earnings			697	675

As at (C$ millions)	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
Property, Plant & Equipment	113	116	15,469	15,214
Goodwill	-	-	1,146	1,146
Total Assets	911	430	22,449	21,755

Second quarter report
Cenovus Energy Inc.	21	for the period ended June 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended June 30, 2010

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Upstream Canada Product and Divisional Information

(For the six months ended June 30)

			Crude Oil & NGLs
	Integrated Oil		Canadian Plains		Total
(C$ millions)	2010	2009	2010	2009	2010	2009
Gross Revenues	1,022	530	978	788	2,000	1,318
Less: Royalties	73	3	146	77	219	80
Net Revenues	949	527	832	711	1,781	1,238
Expenses
Production and mineral taxes	-	-	15	16	15	16
Transportation and selling	437	199	120	114	557	313
Operating	121	95	154	127	275	222
Purchased product	-	-	-	-	-	-
Operating Cash Flow	391	233	543	454	934	687

			Natural Gas
	Integrated Oil		Canadian Plains		Total
(C$ millions)	2010	2009	2010	2009	2010	2009
Gross Revenues	50	120	705	1,214	755	1,334
Less: Royalties	6	-	9	11	15	11
Net Revenues	44	120	696	1,203	740	1,323
Expenses
Production and mineral taxes	-	-	3	10	3	10
Transportation and selling	1	1	24	25	25	26
Operating	11	14	119	124	130	138
Purchased product	-	-	-	-	-	-
Operating Cash Flow	32	105	550	1,044	582	1,149

			Other
	Integrated Oil		Canadian Plains		Total
(C$ millions)	2010	2009	2010	2009	2010	2009
Gross Revenues	8	35	830	467	838	502
Less: Royalties	-	5	-	-	-	5
Net Revenues	8	30	830	467	838	497
Expenses
Production and mineral taxes	-	-	-	-	-	-
Transportation and selling	-	11	-	-	-	11
Operating	3	15	12	11	15	26
Purchased product	-	-	806	446	806	446
Operating Cash Flow	5	4	12	10	17	14

			Total Upstream
	Integrated Oil		Canadian Plains		Total
(C$ millions)	2010	2009	2010	2009	2010	2009
Gross Revenues	1,080	685	2,513	2,469	3,593	3,154
Less: Royalties	79	8	155	88	234	96
Net Revenues	1,001	677	2,358	2,381	3,359	3,058
Expenses
Production and mineral taxes	-	-	18	26	18	26
Transportation and selling	438	211	144	139	582	350
Operating	135	124	285	262	420	386
Purchased product	-	-	806	446	806	446
Operating Cash Flow	428	342	1,105	1,508	1,533	1,850

Second quarter report
Cenovus Energy Inc.	22	for the period ended June 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended June 30, 2010

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Capital Expenditures

	Three Months Ended		Six Months Ended
For the period ended June 30, (C$ millions)	2010	2009	2010	2009

Integrated Oil	147	122	298	277
Canadian Plains	102	99	241	334
Upstream Canada	249	221	539	611
Downstream Refining	168	265	370	517
Corporate	13	2	14	12
	430	488	923	1,140
Acquisition Capital
Integrated Oil	18	-	18	-
Canadian Plains	16	1	16	1
Corporate	13	-	13	-
Total	477	489	970	1,141

Goodwill Additions

There were no additions to goodwill during 2010 or 2009.

2.  BACKGROUND & BASIS OF PRESENTATION

Cenovus was created on November 30, 2009 and began independent operations on December 1, 2009, as a result of the plan of arrangement (“Arrangement”) involving Encana Corporation (“Encana”) whereby Encana was split into two independent energy companies, one a natural gas company, Encana and the other an integrated oil company, Cenovus.  In connection with the Arrangement, Encana common shareholders received one share in each of the new Encana and Cenovus in exchange for each Encana share held.  Common shares of Cenovus began trading on a “when issued” basis on the Toronto (“TSX”) and New York (“NYSE”) stock exchanges on November 2, 2009.  Regular trading of Cenovus shares began on the TSX on December 3, 2009 and on the NYSE on December 9, 2009.

Basis of presentation / Carve-out financial information for comparative periods

These interim Consolidated Financial Statements have been presented in accordance with Canadian generally accepted accounting principles (“GAAP”) and have been prepared following the same accounting policies and methods of computation as the Cenovus annual audited Consolidated Financial Statements for the year ended December 31, 2009, except as outlined in Notes 3 and 4.  The disclosures provided below are incremental to those included with the Cenovus annual audited Consolidated Financial Statements.  Certain information and disclosures normally required to be included in the notes to the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the Cenovus annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2009.

Since the Company was created on November 30, 2009 and began independent operations on December 1, 2009, the comparative information provided in these interim Consolidated Financial Statements represent the financial position, results of operations and cash flows of the businesses transferred to Cenovus on a carve-out basis.  Management believes the assumptions underlying the Cenovus Carve-out Consolidated Financial Statements for prior period comparatives are reasonable.

Second quarter report
Cenovus Energy Inc.	23	for the period ended June 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended June 30, 2010

2.  BACKGROUND & BASIS OF PRESENTATION (continued)

However, these comparative amounts may not reflect Cenovus’s financial position, results of operations, and cash flows had Cenovus been a stand-alone company during the comparative periods presented.  For additional information regarding the carve-out process, readers should refer to Cenovus’s annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2009.

3.  CHANGE IN REPORTING CURRENCY

Upon the creation of the Company on November 30, 2009 as a result of the Arrangement, Cenovus reported its results in U.S. dollars for the preparation of its December 31, 2009 financial statements as this was the reporting currency used by Encana.  Effective January 1, 2010, the Company changed its reporting currency to Canadian dollars.  The change in reporting currency is to better reflect the business of Cenovus, and it allows for increased comparability to the Company’s peers.  In implementing this change, the Company has followed the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Emerging Issues Committee (“EIC”) Abstract 130 (“EIC-130”), “Translation Method When the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency.”

With the change in reporting currency, all comparative financial information being presented has been restated from U.S. dollars to Canadian dollars to reflect the Company’s financial statements as if they had been historically reported in Canadian dollars.

4.  CHANGES IN ACCOUNTING POLICIES AND PRACTICES

Business Combinations

On January 1, 2010, Cenovus early adopted CICA Handbook Section 1582, “Business Combinations,” which replaces CICA Handbook Section 1581 of the same name.  The new standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition.  In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the Statement of Earnings.  The adoption of this standard did not impact the Company’s interim Consolidated Financial Statements for the period ended June 30, 2010.  However, the adoption of this new standard will impact the accounting treatment of future business combinations.

Consolidated Financial Statements and Non-controlling Interests

In conjunction with the early adoption of CICA Handbook Section 1582, the Company was also required to early adopt CICA Handbook Sections 1601, “Consolidated Financial Statements” and 1602, “Non-controlling Interests” effective January 1, 2010.  These sections replace the former consolidated financial statement standard, CICA Handbook Section 1600, “Consolidated Financial Statements.”  Section 1601 establishes the requirements for the preparation of the consolidated financial statements and Section 1602 establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  Section 1602 requires a non-controlling interest to be classified as a separate component of equity.  In addition, net earnings, and components of other comprehensive income are attributed to both the parent and non-controlling interest.  The early adoption of these standards did not have a material impact on the Company’s interim Consolidated Financial Statements for the period ended June 30, 2010.  These standards along with CICA Handbook section 1582 above are converged with International Financial Reporting Standards (see Note 5).

Second quarter report
Cenovus Energy Inc.	24	for the period ended June 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended June 30, 2010

4.  CHANGES IN ACCOUNTING POLICIES AND PRACTICES (continued)

Reclassification

Certain information provided for prior years has been reclassified to conform to the presentation adopted in 2010.

5.  RECENT ACCOUNTING PRONOUNCEMENTS

In February 2008, the CICA’s Accounting Standards Board confirmed that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises.  Cenovus will be required to report its results in accordance with IFRS beginning in 2011.  Cenovus has developed a changeover plan to complete the transition to IFRS by January 1, 2011, including the preparation of required comparative information.  The impact of IFRS on the interim Consolidated Financial Statements is not reasonably determinable at this time.

6.  DIVESTITURES

For the six months ended June 30, 2010, total proceeds received from the divestiture of assets were $144 million (2009–$3 million).

7.  INTEREST, NET

	Three Months Ended		Six Months Ended
For the period ended June 30, (C$ millions)	2010	2009	2010	2009

Interest Expense–Long-Term Debt	57	51	115	97
Interest Expense–Other	46	53	91	108
Interest Income	(37)	(47)	(75)	(103)
	66	57	131	102

Interest Expense – Other and Interest Income are primarily due to the Partnership Contribution Payable and Receivable, respectively.

8.  FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Six Months Ended
For the period ended June 30, (C$ millions)	2010	2009	2010	2009

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	158	(185)	50	(118)
Translation of U.S. dollar Partnership Contribution Receivable issued from Canada	(132)	295	(56)	186
Other	5	50	5	39
Unrealized Foreign Exchange (Gain) Loss	31	160	(1)	107
Realized Foreign Exchange (Gain) Loss	(3)	(17)	2	(16)
	28	143	1	91

Second quarter report
Cenovus Energy Inc.	25	for the period ended June 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended June 30, 2010

9.  INCOME TAXES

The provision for income taxes is as follows:

	Three Months Ended		Six Months Ended
For the period ended June 30, (C$ millions)	2010	2009	2010	2009

Current
Canada	15	169	30	257
United States	-	(18)	-	(8)
Total Current Tax	15	151	30	249
Future	(4)	(81)	96	(105)
	11	70	126	144

10.  INVENTORIES

As at (C$ millions)	June 30, 2010	December 31, 2009

Product
Upstream Canada	182	267
Downstream Refining	606	589
Parts and Supplies	21	19
	809	875

11.  PARTNERSHIP CONTRIBUTION RECEIVABLE AND PAYABLE

In relation to the creation and activities of the integrated oil business venture with ConocoPhillips, the following represent Cenovus’s 50 percent share of amounts receivable and payable:

Partnership Contribution Receivable

As at (C$ millions)	June 30, 2010	December 31, 2009

Current	359	345
Long-term	2,475	2,621
	2,834	2,966

Partnership Contribution Payable

As at (C$ millions)	June 30, 2010	December 31, 2009

Current	355	340
Long-term	2,506	2,650
	2,861	2,990

In addition to the Partnership Contribution Receivable and Payable, other assets and other liabilities include equal amounts for interest bearing member loans, with no fixed repayment terms, related to the funding of refining operating and capital requirements.  At June 30, 2010 these amounts were $292 million (December 31, 2009–$183 million).

Second quarter report
Cenovus Energy Inc.	26	for the period ended June 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended June 30, 2010

12.  LONG-TERM DEBT

As at (C$ millions)	June 30, 2010	December 31, 2009

Canadian Dollar Denominated Debt
Revolving term debt*	85	32
U.S. Dollar Denominated Debt
Revolving term debt*	80	26
Unsecured notes	3,712	3,663
	3,792	3,689
Total Debt Principal	3,877	3,721

Debt Discounts and Transaction Costs	(56)	(65)
Current Portion of Long-Term Debt	-	-
	3,821	3,656

*  Revolving term debt includes commercial paper, bankers’ acceptances, Libor loans, prime rate loans and U.S. base rate loans.

Included in Cenovus’s long-term debt obligations of $3,821 million at June 30, 2010, are $165 million in principal obligations related to the issuance of commercial paper.  These amounts are fully backstopped by the Company’s 3-year tranche of the revolving syndicated credit facility, which expires in November 2012 and has no repayment requirements within the next year.

At June 30, 2010, Cenovus is in compliance with all of the terms of its debt agreements.

On May 26, 2010, the Company filed a prospectus to exchange up to US$800 million aggregate principal amount of 4.50% Senior Notes due 2014, up to US$1,300 million aggregate principal amount of 5.70% Senior Notes due 2019 and up to US$1,400 million aggregate principal amount of 6.75% Senior Notes due 2039 registered under the U.S. Securities Act of 1933, as amended, for any and all of its outstanding 4.50% notes, 5.70% notes and 6.75% notes, which were issued on September 18, 2009 in a transaction exempt from registration. The exchange offer was launched on May 28, 2010, was extended on June 28, 2010 and expired on June 30, 2010. All of the 4.50% notes and 6.75% notes and substantially all of the 5.70% notes were exchanged in accordance with the terms of the exchange offer.

On June 24, 2010, Cenovus filed a Canadian base shelf prospectus for unsecured medium term notes in the amount of $1.5 billion.  The Canadian shelf prospectus allows for the issuance of medium term notes in Canadian dollars or other foreign currencies from time to time in one or more offerings.  Terms of the notes, including, but not limited to, interest at either fixed or floating rates and expiry dates will be determined at the date of issue.  At June 30, 2010, $1.5 billion of the shelf remains unutilized.  The shelf prospectus expires in July 2012.

On July 7, 2010, Cenovus filed a U.S. base shelf prospectus for unsecured notes in the amount of US$1.5 billion. The U.S. shelf prospectus allows for the issuance of debt securities in U.S. dollars or other foreign currencies from time to time in one or more offerings.  Terms of the notes, including, but not limited to, interest at either fixed or floating rates and expiry dates will be determined at the date of issue.  The shelf prospectus expires in August 2012.

Second quarter report
Cenovus Energy Inc.	27	for the period ended June 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended June 30, 2010

13.  ASSET RETIREMENT OBLIGATION

The aggregate carrying amount of the obligation associated with the retirement of upstream oil and gas assets and downstream refining facilities is as follows:

As at (C$ millions)	June 30, 2010	December 31, 2009

Asset Retirement Obligation, Beginning of Year	1,147	793
Liabilities Incurred	24	6
Liabilities Settled	(17)	(38)
Liabilities Divested	(13)	(10)
Change in Estimated Future Cash Outflows	(6)	357
Accretion Expense	40	45
Foreign Currency Translation	-	(6)
Asset Retirement Obligation, End of Period	1,175	1,147

14.  SHARE CAPITAL

Authorized

Cenovus is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares.

Issued and Outstanding

As at June 30, 2010
	Number of Common Shares (millions)	Amount ($ millions)

Outstanding, Beginning of Year	751.3	3,681
Common Shares Issued under Option Plans	0.5	9
Outstanding, End of Period	751.8	3,690

To determine Cenovus’s share capital amount, Encana’s stated capital immediately prior to the Arrangement was split based on the relative fair market values of the Encana and Cenovus Common Shares at the time of the initial exchange.  Cenovus’s share capital amount was deducted from Encana’s net investment with the remaining $6,055 million reclassified as Paid in Surplus.

At June 30, 2010, there were 23 million Common Shares available for future issuance under stock option plans.  There were no Preferred Shares outstanding as at June 30, 2010.

On April 21, 2010, the Company established a dividend reinvestment plan (“DRIP”).  Under the DRIP, holders of Common Shares may reinvest all or a portion of the cash dividends payable on their Common Shares in additional Common Shares. At the discretion of the Company, the additional Common Shares may be issued from treasury at an average market price or purchased on the market at prevailing market rates.  For the purpose of the Common Shares issued from treasury, the average market price will be calculated as 100% of the volume weighted average price of the Common Shares traded on the TSX or the NYSE during the last five trading days preceding the relevant dividend payment date.  At the discretion of the board of directors of Cenovus, the treasury shares may be issued at a discount to the average market price but the discount may not exceed five percent. As at June 30, 2010, there was approximately 1.9% participation rate in the Plan and additional common shares were purchased on the market to satisfy DRIP requirements.

Second quarter report
Cenovus Energy Inc.	28	for the period ended June 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended June 30, 2010

14.  SHARE CAPITAL (continued)

Net Investment

For comparative periods, Encana’s net investment in the operations of Cenovus prior to the Arrangement is presented as total Net Investment in the interim Consolidated Financial Statements.  Total Net Investment consists of Owner’s Net Investment and AOCI.

Option Plans

Cenovus Employee Stock Option Plan

Cenovus has stock-based compensation plans that allow employees to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued. Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, and are fully exercisable after three years.  Options granted prior to February 17, 2010 expire after five years while options granted on February 17, 2010 or later expire after seven years.  In addition, certain stock options granted are performance based.  The performance based stock options vest and expire under the same terms and service conditions as the underlying option, and vesting is subject to Cenovus attaining prescribed performance relative to pre-determined key measures.  All options issued by the Company have an associated Tandem Share Appreciation Right (“TSAR”) attached to them (see Note 16).

Cenovus Replacement Tandem Share Appreciation Rights (“Cenovus Replacement TSARs”) Held By Encana Employees

Under the terms of the Arrangement, each original Encana TSAR was replaced with one Encana Replacement TSAR and one Cenovus Replacement TSAR with terms and conditions similar to the original Encana TSAR.  Encana is required to reimburse Cenovus in respect of cash payments made by Cenovus to Encana’s employees when these employees exercise a Cenovus Replacement TSAR and therefore, no compensation expense is recognized.  No further Cenovus Replacement TSARs will be granted to Encana employees.

Encana employees can choose to exercise the Cenovus Replacement TSAR in exchange for a Cenovus common share or for cash.  Cenovus has recorded a liability in the Consolidated Balance Sheet for Cenovus Replacement TSARs held by Encana employees using the fair value method, with an offsetting accounts receivable from Encana.  The fair value of each Cenovus Replacement TSAR held by Encana employees was estimated using the Black-Scholes-Merton model with weighted average assumptions as follows:

2010

Risk Free Rate	1.60%
Dividend Yield	2.92%
Volatility	28.21%
Cenovus’s Closing Common Share Price at June 30, 2010	C$27.40

Second quarter report
Cenovus Energy Inc.	29	for the period ended June 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended June 30, 2010

14.  SHARE CAPITAL (continued)

The following tables summarize information related to the Cenovus Replacement TSARs held by Encana employees:

As at June 30, 2010
	Total Number of TSARs	Performance TSARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	22,945,337	10,462,643	27.14
Exercised – SARs	(2,034,873)	(214,794)	21.39
Exercised – Options	(101,762)	(171)	19.18
Forfeited	(1,158,079)	(975,648)	28.55
Outstanding, End of Period	19,650,623	9,272,030	27.70
Exercisable, End of Period	12,938,857	5,056,893	27.15

	Outstanding TSARs				Exercisable TSARs
Range of Exercise Price (C$)	Total Number of TSARs	Performance TSARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Total Number of TSARs	Performance TSARs	Weighted Average Exercise Price (C$)

20.00 to 24.99	3,353,946	-	0.64	22.95	3,340,401	-	22.95
25.00 to 29.99	10,886,466	6,379,381	2.65	26.50	6,584,780	3,567,665	26.62
30.00 to 34.99	5,226,111	2,892,649	2.58	32.82	2,926,751	1,489,228	32.79
35.00 to 39.99	104,450	-	2.91	37.17	49,635	-	37.32
40.00 to 44.99	78,150	-	2.95	42.81	36,390	-	42.71
45.00 to 49.99	1,500	-	2.89	45.56	900	-	45.56
	19,650,623	9,272,030	2.29	27.70	12,938,857	5,056,893	27.15

15.  CAPITAL STRUCTURE

Cenovus’s capital structure is comprised of Shareholders’ Equity plus Long-Term Debt.  Cenovus’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due.

Cenovus monitors its capital structure and short-term financing requirements using, among other things, non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”). These metrics are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength. Debt is defined as the current and long-term portions of long-term debt excluding any amounts with respect to the Partnership Contribution Payable or Receivable.

Cenovus targets a Debt to Capitalization ratio of between 30 and 40 percent.

As at (C$ millions)	June 30, 2010	December 31, 2009
Debt	3,821	3,656
Shareholders’ Equity	10,055	9,608
Total Capitalization	13,876	13,264
Debt to Capitalization ratio	28%	28%

Second quarter report
Cenovus Energy Inc.	30	for the period ended June 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended June 30, 2010

15.  CAPITAL STRUCTURE (continued)

Cenovus targets a Debt to Adjusted EBITDA of between 1.0 and 2.0 times.

As at (C$ millions)	June 30, 2010	December 31, 2009
Debt	3,821	3,656
Net Earnings	840	818
Add (deduct):
Interest, net	273	244
Income tax expense	326	344
Depreciation, depletion and amortization	1,414	1,527
Accretion of asset retirement obligation	62	45
Foreign exchange (gain) loss, net	214	304
Other (income) loss, net	6	(2)
Adjusted EBITDA	3,135	3,280
Debt to Adjusted EBITDA*	1.2x	1.1x

* Calculated on a trailing 12-month basis

It is Cenovus’s intention to maintain an investment grade rating to ensure it has continuous access to capital and the financial flexibility to fund its capital programs, meet its financial obligations and finance potential acquisitions.  Cenovus will maintain a high level of capital discipline and manage its capital structure to ensure sufficient liquidity through all stages of the economic cycle.  To manage the capital structure, Cenovus may adjust capital and operating spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, draw down on its credit facility or repay existing debt.

Cenovus’s capital structure, objectives and targets have remained unchanged over the periods presented.  At June 30, 2010, Cenovus is in compliance with all of the terms of its debt agreements.

16.  COMPENSATION PLANS

Cenovus has in place programs whereby employees may be granted the following share-based long-term incentives:

•                   Tandem Share Appreciation Rights (“TSARs”)

Tandem Share Appreciation Rights (“TSARs”) are options to purchase Common Shares issued under the Cenovus Employee Stock Option Plan whereby the option holder has the right to receive a cash payment equal to the excess of the market price of Cenovus’s Common Shares at the time of exercise over the exercise price of the right in lieu of exercising the option. The TSARs vest and expire under the same terms and conditions as the underlying option.  Certain of the TSARs (“Performance TSARs”) have an additional vesting requirement which is subject to the achievement of prescribed performance relative to key pre-determined measures. Performance TSARs that do not vest when eligible are forfeited.

•                   Share Appreciation Rights (“SARs”)

Share Appreciation Rights (“SARs”) entitle the employee to receive a cash payment equal to the excess of the market price of Cenovus’s Common Shares at the time of exercise over the exercise price of the right. SARs are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years and are fully exercisable after three years and expire five years after the original grant date.  Certain of the SARs (“Performance SARs”) have an additional vesting requirement which is subject to the achievement of prescribed performance relative to key pre-determined measures. Performance SARs that do not vest when eligible are forfeited.

Second quarter report
Cenovus Energy Inc.	31	for the period ended June 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended June 30, 2010

16.  COMPENSATION PLANS (continued)

In accordance with the Arrangement described in Note 2, each Cenovus employee holding an original Encana long-term incentive unit of the same nature disposed of their right to Cenovus in exchange for a Cenovus Replacement unit and to Encana for an Encana Replacement unit. The terms and conditions of the Cenovus and Encana Replacement units are similar to the terms and conditions of the original Encana unit. The original exercise price of the Encana unit was apportioned to the Cenovus and Encana Replacement units based on the one day volume weighted average trading price of Cenovus’s common share price relative to that of Encana’s common share price on the TSX on December 2, 2009.  Cenovus is required to reimburse Encana in respect of cash payments made by Encana to Cenovus employees for the Encana Replacement units they hold. No further Encana Replacement units will be granted to Cenovus employees.

All of these share-based long-term incentive programs have similar vesting provisions as the Cenovus stock option plan.  Cenovus units and Cenovus Replacement Units are measured against the Cenovus common share price and Encana Replacement Units are measured against the Encana common share price.

The Company has recorded a liability in the Consolidated Balance Sheet for Encana Replacement Units held by the Company’s employees using the fair value method.  The fair value of each Encana Replacement Unit granted is estimated using the Black-Scholes-Merton model with weighted average assumptions as follows:

2010

Risk Free Rate	1.60%
Dividend Yield	2.55%
Volatility	28.40%
Encana’s Common Share Price	C$32.50

A) Tandem Share Appreciation Rights

The following tables summarize the information related to the TSARs held by Cenovus employees:

As at June 30, 2010
	Total Number of TSARs	Performance TSARs	Weighted Average Exercise Price (C$)

TSARs – Outstanding, Beginning of Year	16,454,727	8,053,074	27.52
Granted	5,721,785	-	26.38
Exercised – SARs	(752,747)	(52,367)	20.02
Exercised – Options	(220,896)	(13,787)	20.74
Forfeited	(648,027)	(604,566)	28.52
Outstanding, End of Period	20,554,842	7,382,354	27.52
Exercisable, End of Period	8,946,087	3,749,074	27.51

	Outstanding TSARs				Exercisable TSARs
Range of Exercise Price (C$)	Total Number of TSARs	Performance TSARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Total Number of TSARs	Performance TSARs	Weighted Average Exercise Price (C$)

20.00 to 24.99	2,105,220	-	0.70	22.95	2,066,865	-	22.94
25.00 to 29.99	14,029,356	4,913,888	4.37	26.43	4,466,631	2,474,238	26.59
30.00 to 34.99	4,223,066	2,468,466	2.62	32.89	2,321,556	1,274,836	32.88
35.00 to 39.99	124,350	-	2.95	37.14	54,060	-	37.03
40.00 to 44.99	70,850	-	2.96	43.28	35,775	-	43.25
45.00 to 49.99	2,000	-	2.89	45.56	1,200	-	45.56
	20,554,842	7,382,354	3.62	27.52	8,946,087	3,749,074	27.51

For the six months ended June 30, 2010, Cenovus has recorded $11 million in compensation costs related to TSARs.

Second quarter report
Cenovus Energy Inc.	32	for the period ended June 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended June 30, 2010

16.  COMPENSATION PLANS (continued)

B) Share Appreciation Rights

The following tables summarize the information related to the SARs held by Cenovus employees:

As at June 30, 2010
	Total Number of SARs	Performance SARs	Weighted Average Exercise Price (C$)

SARs – Outstanding, Beginning of Year	44,657	23,932	29.38
Forfeited	(3,271)	(2,646)	29.28
Outstanding, End of Period	41,386	21,286	29.38
Exercisable, End of Period	16,226	8,246	30.42

	Outstanding SARs				Exercisable SARs
Range of Exercise Price (C$)	Total Number of SARs	Performance SARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Total Number of SARs	Performance SARs	Weighted Average Exercise Price (C$)

25.00 to 29.99	24,128	10,528	3.64	26.83	6,768	2,688	26.86
30.00 to 34.99	17,258	10,758	2.63	32.96	9,458	5,558	32.96
	41,386	21,286	3.22	29.38	16,226	8,246	30.42

For the six months ended June 30, 2010, Cenovus has not recorded any significant compensation costs related to the SARs.

C) Encana Replacement Tandem Share Appreciation Rights

The following tables summarize information related to the Encana Replacement TSARs held by Cenovus employees:

As at June 30, 2010
	Total Number of TSARs	Performance TSARs	Weighted Average Exercise Price (C$)

Replacement TSARs – Outstanding, Beginning of Year	16,356,660	8,051,692	30.46
Exercised – SARs	(1,181,346)	(112,832)	23.64
Exercised – Options	(91,320)	(45)	21.31
Forfeited	(649,495)	(612,600)	31.53
Outstanding, End of Period	14,434,499	7,326,215	31.02
Exercisable, End of Period	8,614,954	3,700,835	30.56

	Outstanding Encana Replacement TSARs				Exercisable Encana Replacement TSARs
Range of Exercise Price (C$)	Total Number of TSARs	Performance TSARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Total Number of TSARs	Performance TSARs	Weighted Average Exercise Price (C$)

20.00 to 24.99	7,650	-	3.26	23.05	2,050	-	23.11
25.00 to 29.99	9,762,041	4,860,412	2.46	28.46	6,007,921	2,426,562	28.10
30.00 to 34.99	385,110	-	1.95	32.39	280,150	-	32.29
35.00 to 39.99	4,133,648	2,465,803	2.63	36.47	2,257,393	1,274,273	36.46
40.00 to 44.99	74,200	-	3.00	42.28	31,065	-	42.19
45.00 to 49.99	69,850	-	2.96	47.92	35,175	-	47.88
50.00 to 54.99	2,000	-	2.89	50.39	1,200	-	50.39
	14,434,499	7,326,215	2.50	31.02	8,614,954	3,700,835	30.56

For the six months ended June 30, 2010, the Company has recorded a reduction of compensation costs of $4 million related to the Encana Replacement TSARs.

Second quarter report
Cenovus Energy Inc.	33	for the period ended June 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended June 30, 2010

16.  COMPENSATION PLANS (continued)

D) Encana Replacement Share Appreciation Rights

The following tables summarize information related to the Encana Replacement SARs held by Cenovus employees:

As at June 30, 2010
	Total Number of SARs	Performance SARs	Weighted Average Exercise Price (C$)

Encana Replacement SARs – Outstanding, Beginning of Year	44,657	23,932	32.48
Cancelled/Forfeited	(3,271)	(2,646)	32.37
Outstanding, End of Period	41,386	21,286	32.49
Exercisable, End of Period	16,226	8,246	33.63

	Outstanding Encana Replacement SARs				Exercisable Encana Replacement SARs
Range of Exercise Price (C$)	Total Number of SARs	Performance SARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Total Number of SARs	Performance SARs	Weighted Average Exercise Price (C$)

25.00 to 29.99	21,128	10,528	3.59	29.25	5,868	2,688	29.26
30.00 to 34.99	3,000	-	3.96	32.55	900	-	32.55
35.00 to 39.99	17,258	10,758	2.63	36.44	9,458	5,558	36.44
	41,386	21,286	3.22	32.49	16,226	8,246	33.63

For the six months ended June 30, 2010, the Company has not recorded any significant compensation costs related to the Encana Replacement SARs.

E) Deferred Share Units (“DSUs”)

Cenovus has in place a program whereby directors, officers and employees may receive Deferred Share Units (“DSUs”), which are equivalent in value to a common share of the Company. Commencing in 2009, employees had the option to convert either 25 or 50 percent of their annual bonus award into DSUs.  DSUs vest immediately, can be redeemed in accordance with terms of the agreement and expire on December 15 of the calendar year following the year of cessation of directorship or employment.

Pursuant to the terms of the Arrangement, Encana DSUs credited to directors, officers and employees of Cenovus were exchanged for Cenovus DSUs.  The fair value of the Cenovus DSUs credited to each holder was based on the fair market value of Cenovus Common Shares relative to Encana common shares prior to the effective date of the Arrangement.

The following table summarizes information related to the DSUs held by Cenovus employees and directors:

As at June 30, 2010
Outstanding DSUs

Outstanding, Beginning of Year	768,103
Granted	62,545
Granted from Annual Bonus Awards	81,117
Units in Lieu of Dividends	13,765
Outstanding, End of Period	925,530

For the six months ended June 30, 2010, the Company has recorded $3 million in compensation costs related to DSUs.

Second quarter report
Cenovus Energy Inc.	34	for the period ended June 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended June 30, 2010

16.  COMPENSATION PLANS (continued)

F) Performance Share Units (“PSUs”)

In 2010, the Company granted Performance Share Units (“PSUs”) to certain employees. PSUs are whole share units and entitle employees to receive, upon vesting, either a common share of Cenovus or a cash payment equal to the value of a Cenovus common share. The number of PSUs eligible for payment is determined over three years based on the units granted multiplied by 30% after year one, 30% after year two and 40% after year three, multiplied by a performance multiplier for each year. The multiplier is based on the Company achieving key pre-determined performance measures. PSUs vest after three years.

The following table summarizes information related to the PSUs held by Cenovus employees:

As at June 30, 2010
Outstanding PSUs

Outstanding, Beginning of Year	-
Granted	1,251,995
Cancelled	(15,410)
Units in Lieu of Dividends	18,910
Outstanding, End of Period	1,255,495

For the six months ended June 30, 2010, the Company has recorded $7 million in compensation costs related to the PSUs.

17.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Cenovus’s consolidated financial assets and liabilities are comprised of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, the Partnership Contribution Receivable and Payable and member loans, risk management assets and liabilities, and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows.

A) Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments.

The fair values of the Partnership Contribution Receivable and Payable and member loans approximate their carrying amount due to the specific non-tradeable nature of these instruments in relation to the creation of the integrated oil business venture.

Risk management assets and liabilities are recorded at their estimated fair value based on mark-to-market accounting, using quoted market prices or, in their absence, third-party market indications and forecasts.

Long-term debt is carried at amortized cost.  The estimated fair values of long-term borrowings have been determined based on market information.

Second quarter report
Cenovus Energy Inc.	35	for the period ended June 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended June 30, 2010

17.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The fair value of financial assets and liabilities, including current portions thereof were as follows:

As at (C$ millions)	June 30, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial Assets
Held-for-trading:
Cash and cash equivalents	409	409	155	155
Risk management assets	258	258	61	61
Loans and Receivables:
Accounts receivable and accrued revenues	1,063	1,063	978	978
Partnership Contribution Receivable	2,834	2,834	2,966	2,966
Member loans receivable	292	292	183	183
Financial Liabilities
Held-for-trading:
Risk management liabilities	12	12	74	74
Other Financial Liabilities:
Accounts payable and accrued liabilities	1,547	1,547	1,574	1,574
Long-term debt	3,821	4,286	3,656	3,964
Partnership Contribution Payable	2,861	2,861	2,990	2,990
Member loans payable	292	292	183	183

B) Risk Management Assets and Liabilities

For comparative purposes, under the terms of the Arrangement, the risk management positions at November 30, 2009 were allocated to Cenovus based upon Cenovus’s proportion of the related volumes covered by the contracts. To effect the allocation, Cenovus entered into a contract with Encana with the same terms and conditions as between Encana and the third parties to the existing contracts. All positions entered into after the Arrangement have been negotiated between Cenovus and third parties.

Net Risk Management Position

As at (C$ millions)	June 30, 2010	December 31, 2009

Risk Management
Current asset	196	60
Long-term asset	62	1
	258	61
Risk Management
Current liability	8	70
Long-term liability	4	4
	12	74
Net Risk Management Asset (Liability)	246	(13)

Of the $246 million net risk management asset balance at June 30, 2010, an asset of $108 million relates to the contract with Encana.

Summary of Unrealized Risk Management Positions

As at (C$ millions)	June 30, 2010			December 31, 2009
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Natural Gas	199	-	199	53	-	53
Crude Oil	59	3	56	8	66	(58)
Power	-	9	(9)	-	8	(8)
Total Fair Value	258	12	246	61	74	(13)

Second quarter report
Cenovus Energy Inc.	36	for the period ended June 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended June 30, 2010

17.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions

As at (C$ millions)	June 30, 2010	December 31, 2009
Prices actively quoted	254	6
Prices sourced from observable data or market corroboration	(8)	(19)
Total Fair Value	246	(13)

Prices actively quoted refers to the fair value of contracts valued using quoted prices in an active market. Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

Net Fair Value of Commodity Price Positions at June 30, 2010

As at June 30, 2010 (C$ millions)	Notional Volumes	Term	Average Price	Fair Value

Crude Oil Contracts
Fixed Price Contracts
WTI NYMEX Fixed Price	29,100 bbls/d	2010	US$78.91/bbl	11
WTI NYMEX Fixed Price	5,000 bbls/d	2010	C$89.65/bbl	7
WTI NYMEX Fixed Price	5,000 bbls/d	2011	US$90.98/bbl	22
WTI NYMEX Fixed Price	6,000 bbls/d	2011	C$92.77/bbl	17
Other Financial Positions *				(1)
Crude Oil Fair Value Position				56

Natural Gas Contracts

Fixed Price Contracts
NYMEX Fixed Price	444 MMcf/d	2010	US$6.12/Mcf	114
NYMEX Fixed Price	351 MMcf/d	2011	US$5.82/Mcf	65
NYMEX Fixed Price	60 MMcf/d	2012	US$6.49/Mcf	19

Basis Contracts **
Canada		2010		1
Canada		2011-2013		-
Natural Gas Fair Value Position				199

Power Purchase Contracts
Power Fair Value Position				(9)

*  Other financial positions are part of ongoing operations to market the Company’s production.

**Cenovus has entered into swaps to protect against widening natural gas price differentials between production areas in Canada and various sales points.  These basis swaps are priced using both fixed prices and basis prices determined as a percentage of NYMEX.

Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)
	Three Months Ended		Six Months Ended
For the period ended June 30, (C$ millions)	2010	2009	2010	2009

Gross Revenues	81	349	109	652
Less: Royalties	-	-	-	-
Net Revenues	81	349	109	652
Operating Expenses and Other	10	(2)	7	(33)
Gain (Loss) on Risk Management	91	347	116	619

Second quarter report
Cenovus Energy Inc.	37	for the period ended June 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended June 30, 2010

17.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

	Unrealized Gain (Loss)
	Three Months Ended		Six Months Ended
For the period ended June 30, (C$ millions)	2010	2009	2010	2009

Gross Revenues	20	(294)	261	(189)
Less: Royalties	-	-	-	-
Net Revenues	20	(294)	261	(189)
Operating Expenses and Other	2	(3)	(2)	(22)
Gain (Loss) on Risk Management	22	(297)	259	(211)

Reconciliation of Unrealized Risk Management Positions from January 1 to June 30,

(C$ millions)		2010	2009
		Total	Total
	Fair	Unrealized	Unrealized
	Value	Gain (Loss)	Gain (Loss)

Fair Value of Contracts, Beginning of Period	(13)
Change in Fair Value of Contracts in Place at Beginning of Period
and Contracts Entered into During the Period	375	375	408
Fair Value of Contracts Realized During the Period	(116)	(116)	(619)
Fair Value of Contracts, End of Period	246	259	(211)

Commodity Price Sensitivities

The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to fluctuations in commodity prices, with all other variables held constant. When assessing the potential impact of these commodity price changes, Management believes 10 percent volatility is a reasonable measure. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting net earnings as at June 30, 2010 as follows:

	10% Price	10% Price
(C$ millions)	Increase	Decrease

Natural gas price	(125)	125
Crude oil price	(45)	45
Power price	3	(3)

C) Risks Associated with Financial Assets and Liabilities

Commodity Price Risk

Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various financial derivative instruments.  The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.  The Company’s policy is not to use derivative financial instruments for speculative purposes.

Crude Oil – The Company has partially mitigated its exposure to the commodity price risk on its crude oil sales and condensate supply with fixed price swaps.

Natural Gas – To partially mitigate the natural gas commodity price risk, the Company has entered into swaps, which fix the NYMEX prices. To help protect against widening natural gas price differentials in various production areas, Cenovus has entered into swaps to manage the price differentials between these production areas and various sales points.

Second quarter report
Cenovus Energy Inc.	38	for the period ended June 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended June 30, 2010

17.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Power – The Company has in place two Canadian dollar denominated derivative contracts, which commenced January 1, 2007 for a period of 11 years, to manage its electricity consumption costs.

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality. All foreign currency agreements are with major financial institutions in Canada and the United States or with counterparties having investment grade credit ratings. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.  As at June 30, 2010, over 97 percent (December 31, 2009–98 percent) of Cenovus’s accounts receivable and financial derivative credit exposures are with investment grade counterparties.

At June 30, 2010, Cenovus had three counterparties whose net settlement position individually account for more than 10 percent (December 31, 2009–three counterparties, including Encana) of the fair value of the outstanding in-the-money net financial and physical contracts by counterparty.  The maximum credit risk exposure associated with accounts receivable and accrued revenues, risk management assets and the Partnership Contribution Receivable and the member loans receivable is the total carrying value. The current concentration of this credit risk resides with Encana and A rated or higher counterparties. Cenovus’s exposure to its counterparties is acceptable and within Credit Policy tolerances.

Liquidity Risk

Liquidity risk is the risk that Cenovus will not be able to meet all of its financial obligations as they become due.  Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.  Cenovus manages its liquidity through the active management of cash and debt.  As disclosed in Note 15, Cenovus targets a Debt to Capitalization ratio of between 30 and 40 percent and a Debt to Adjusted EBITDA of between 1.0 to 2.0 times to manage the Company’s overall debt position.  It is Cenovus’s intention to maintain investment grade credit ratings on its senior unsecured debt.

Cenovus manages its liquidity risk by ensuring that it has access to multiple sources of capital including: cash and cash equivalents, cash flow from operating activities, undrawn credit facilities, commercial paper and availability under its shelf prospectuses.  At June 30, 2010, Cenovus had $2.3 billion available on its committed bank credit facility and $1.5 billion in unused capacity under its Canadian shelf prospectus, the availability of which is dependent on market conditions. On July 7, 2010 an additional US$1.5 billion in unused capacity was made available under Cenovus’s U.S. shelf prospectus, the availability of which is dependent on market conditions.

Cash outflows relating to financial liabilities are outlined in the table below:

	Less than 1 Year	1 - 3 Years	4 - 5 Years	Thereafter	Total
Accounts Payable and Accrued Liabilities	1,547	-	-	-	1,547
Risk Management Liabilities	8	4	-	-	12
Long-Term Debt*	218	600	1,263	5,673	7,754
Partnership Contribution Payable*	518	1,037	1,037	908	3,500
Member Loans Payable	-	292	-	-	292

*          Principal and interest, including current portion

Second quarter report
Cenovus Energy Inc.	39	for the period ended June 30, 2010

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in C$ millions, unless otherwise indicated

For the period ended June 30, 2010

17.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of Cenovus’s financial assets or liabilities. As Cenovus operates in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on reported results. Cenovus’s functional currency and reporting currency is Canadian dollars.  All amounts are reported in Canadian dollars, unless otherwise indicated.

As disclosed in Note 8, Cenovus’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of the U.S. dollar debt issued from Canada and the translation of the U.S. dollar Partnership Contribution Receivable issued from Canada.  At June 30, 2010, Cenovus had US$3,575 million in U.S. dollar debt issued from Canada (US$3,525 million at December 31, 2009) and US$2,672 million related to the U.S. dollar Partnership Contribution Receivable (US$2,834 million at December 31, 2009).  A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $9 million change in foreign exchange (gain) loss at June 30, 2010 (2009–$10 million).

Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect the earnings, cash flows and valuations.  Cenovus has the flexibility to partially mitigate its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.

For the six months ended June 30, 2010, the increase or decrease in net earnings for each one percent change in interest rates on floating rate debt amounts to $1 million (2009–$3 million).

18.  PER SHARE AMOUNTS

For the period ended June 30,	Three Months Ended		Six Months Ended
	2010	2009	2010	2009

Weighted Average Common Shares Outstanding – Basic	751.7	751.0	751.6	750.8
Effect of Dilutive Securities	0.1	0.4	0.2	0.6
Weighted Average Common Shares Outstanding – Diluted	751.8	751.4	751.8	751.4

Since Cenovus’s shares were issued pursuant to the Arrangement with Encana to create the Company, the per share amounts disclosed for the comparative period are based on Encana’s common shares.

19.  CONTINGENCIES

Legal Proceedings

Cenovus is involved in various legal claims associated with the normal course of operations.  Cenovus believes it has made adequate provisions for such legal claims.

Second quarter report
Cenovus Energy Inc.	40	for the period ended June 30, 2010